NEWALTA
Better ways to manage waste

06017158

SEC MAIL PROCESSING
RECEIVED
SEP 27 2006
WASH. D.C. 203 SECTION

September 18, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated September 15, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces September Distribution

CALGARY, Alberta, Canada, September 15, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of September, 2006, payable on October 16, 2006, to all unitholders of record on September 29, 2006. The ex-distribution date is September 27, 2006.

Based on the September 15, 2006 closing price of $31.86 per trust unit, the September distribution represents an annualized cash-on-cash yield of approximately 7.0%.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,600 talented people and a network of more than 60 facilities from coast to coast, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
(403) 206-2684
www.newalta.com